UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2019

Commission File Number: 001-37452

CELYAD SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad SA

On August 22, 2019, Celyad SA (the “Company”) issued a press release announcing its financial and operating results for the first half of 2019. A copy of the Company’s press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibit 99.1, except for the quotes of Filippo Petti contained in Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-220285) and S-8 (File No. 333-220737).

EXHIBITS

Exhibit	Description

99.1	Press release issued by the registrant on August 22, 2019

99.2	Interim Financial Report issued by the registrant on August 22, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD SA

Date: August 23, 2019	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer